Exhibit 99.1

X Financial Recognized as a Fast-Growing High-Tech Company at Deloitte’s “2018 China Technology Fast 50 & Rising Star” Award Ceremony

SHENZHEN, China, November 23, 2018 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company”), a leading technology-driven personal finance company in China, today announced that it has been recognized as a fast-growing high-tech company at Deloitte’s 2018 China Technology Fast 50 & China Rising Star Award Ceremony which was held on November 20, 2018 in Beijing, China.

Deloitte Technology Fast 50 Program (the “Program”) started in 1995 and first entered into China in 2005. The Program ranks fast growing technology companies based on strict selection criteria including proprietary technology, revenue and growth rate, three years’ continuous audit reports and etc. Candidate companies must meet certain technological and financial performance indicators in order to be eligible. This program is considered as a benchmark for fast growing technology companies across the globe by international media, and cradle of Tomorrow’s Star.

In the recently released X Financial’s 2018 third quarter results, revenue for this quarter was RMB 829 million, representing an 83% growth year over year; Non-GAAP net income was RMB 248 million, a 120% growth year over year. X Financial ranked third within the finance category which demonstrates increasing industry recognition of X Financial’s innovative entrepreneurship and robust growth momentum as a leading technology company.

Mr. Justin Tang, Founder, Chief Executive Officer, and Chairman of X Financial commented, “I’m extremely excited to have been recognized as a fast-growing company by a respected institution such as Deloitte. Being named among the China Technology Fast 50 & China Rising Stars is an honor and I believe it demonstrates the enormous potential that China’s online consumer finance industry presents and how we are uniquely positioned to benefit from its explosive growth.”

Mr. Simon Cheng, President added, “It’s a great honor to be recognized by Deloitte as one of the fastest growing technology companies in China following or receipt of the China Rising Star Award last year. These awards are a testament to our technological and financial innovation capabilities. Our cutting-edge internet-based financial and big data analytical systems have great potential to meet the underserved demand for personal finance in China. We will continue to innovate new financial services for both individuals and small-to-medium-sized enterprises as we generate sustainable and healthy growth and long term value for our shareholders.”

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Ms. Jennifer Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com